UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Victoria's Secret & Co.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

926400102

(CUSIP Number)

BRETT BLUNDY

BBRC INTERNATIONAL PTE LIMITED

3 Phillip Street #11-01

Royal Group Building

Singapore 048693

+61 2 9285 6700

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

with a copy to:

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

January 23, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 926400102

1	NAME OF REPORTING PERSON

BBFIT INVESTMENTS PTE LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

SINGAPORE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,801,510
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,801,510
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,801,510
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9%
14	TYPE OF REPORTING PERSON

CO

2

CUSIP No. 926400102

1	NAME OF REPORTING PERSON

THE BB FAMILY INTERNATIONAL TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

SINGAPORE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,603,019
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,603,019
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,603,019
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.8%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 926400102

1	NAME OF REPORTING PERSON

BBRC INTERNATIONAL PTE LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

SINGAPORE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,603,019
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,603,019
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,603,019
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.8%
14	TYPE OF REPORTING PERSON

CO

4

CUSIP No. 926400102

1	NAME OF REPORTING PERSON

BRETT BLUNDY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

AUSTRALIA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,603,019
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,603,019
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,603,019
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.8%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 926400102

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.01 per share (the “Shares”), of Victoria's Secret & Co., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 4 Limited Parkway East, Reynoldsburg, Ohio, 43068.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	BBFIT Investments Pte Ltd, a Singapore private limited company (“BBFIT”), with respect to the Shares directly and beneficially owned by it;
(ii)	The BB Family International Trust, a trust organized under the laws of Singapore (“BB Family Trust”), with respect to the Shares directly and beneficially owned by it and as the sole shareholder of BBFIT;
(iii)	BBRC International Pte Limited, a Singapore private limited company (“BBRC International”), as the trustee of BB Family Trust; and
(iv)	Brett Blundy, as a Director and sole shareholder of BBRC International.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of BBFIT and BBRC International. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)       The address of the principal office of each of the Reporting Persons is 3 Phillip Street #11-01, Royal Group Building, Singapore 048693.

(c)       The principal business of BBFIT and BB Family Trust is investing in securities. BB Family Trust is also the sole shareholder of BBFIT. The principal business of BBRC International is serving as the trustee of BB Family Trust. Mr. Blundy is a Director and sole shareholder of BBRC International and a Director of BBFIT.

(d)       No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

6

CUSIP No. 926400102

(f)       BBFIT, BB Family Trust and BBRC International are organized under the laws of Singapore. Mr. Blundy is a citizen of Australia.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by BBFIT and BB Family Trust were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 3,801,510 Shares beneficially owned by BBFIT is approximately $153,261,556, including brokerage commissions. The aggregate purchase price of the 3,801,509 Shares directly beneficially owned by BB Family Trust is approximately $178,172,192, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons have engaged, and intend to continue to engage, in communications with members of the Issuer’s board of directors (the “Board”) and management team regarding opportunities to enhance stockholder value, including potential improvements to the composition of the Board.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 77,434,945 Shares outstanding as of November 24, 2023, which is the total number of Shares outstanding as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on December 1, 2023.

As of the date hereof, BBFIT directly beneficially owned 3,801,510 Shares, constituting approximately 4.9% of the Shares outstanding.

7

CUSIP No. 926400102

As of the date hereof, BB Family Trust directly beneficially owned 3,801,509 Shares, constituting approximately 4.9% of the Shares outstanding. BB Family Trust, as the sole shareholder of BBFIT, may be deemed to beneficially own the 3,801,510 Shares owned by BBFIT, which, together with the Shares it beneficially owns directly, constitutes an aggregate of 7,603,019 Shares, constituting approximately 9.8% of the Shares outstanding.

BBRC International, as the trustee of BB Family Trust, may be deemed to beneficially own the 7,603,019 Shares owned in the aggregate by BBFIT and BB Family Trust, constituting approximately 9.8% of the Shares outstanding. Mr. Blundy, as a Director and sole shareholder of BBRC International, may be deemed to beneficially own the 7,603,019 Shares owned in the aggregate by BBFIT and BB Family Trust, constituting approximately 9.8% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(b)       Each of BBFIT, BB Family Trust, BBRC International and Mr. Blundy may be deemed to share the power to vote and dispose of the Shares owned by BBFIT.

Each of BB Family Trust, BBRC International and Mr. Blundy may be deemed to share the power to vote and dispose of the Shares owned by BB Family Trust.

(c)       There have been no transactions in securities of the Issuer by the Reporting Persons during the past 60 days.

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On February 1, 2024, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement, dated February 1, 2024.
8

CUSIP No. 926400102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2024

BBFIT INVESTMENTS PTE LTD

By:	/s/ Brett Blundy
	Name:	Brett Blundy
	Title:	Director

THE BB FAMILY INTERNATIONAL TRUST

By:	BBRC International Pte Limited Trustee

By:	/s/ Brett Blundy
	Name:	Brett Blundy
	Title:	Director

BBRC INTERNATIONAL PTE LIMITED

By:	/s/ Brett Blundy
	Name:	Brett Blundy
	Title:	Director

/s/ Brett Blundy
BRETT BLUNDY

9

CUSIP No. 926400102

SCHEDULE A

Directors and Officers of BBRC International Pte Limited

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Brett Blundy* Director
Tracey Blundy Director	Private Investor	3 Phillip Street #11-01 Royal Group Building Singapore 048693	Australia
Sharmila Gunasingham Director	Corporate Lawyer & Managing Director at Global Law Alliance LLC	Global Law Alliance LLC 3 Phillip Street #11-01 Royal Group Building Singapore 048693	Singapore
Peter Milnes Director	Managing Director & Trustee at Rawlinson & Hunter (Singapore) Pte Limited	30 Cecil Street #18-02/03 Prudential Tower Singapore 049712	United Kingdom

Directors and Officers of BBFIT Investments Pte Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Brett Blundy* Director
Tracey Blundy Director	Private Investor	3 Phillip Street #11-01 Royal Group Building Singapore 048693	Australia
Sharmila Gunasingham Director	Corporate Lawyer & Managing Director at Global Law Alliance LLC	Global Law Alliance LLC 3 Phillip Street #11-01 Royal Group Building Singapore 048693	Singapore
Peter Milnes Director	Managing Director & Trustee at Rawlinson & Hunter (Singapore) Pte Limited	30 Cecil Street #18-02/03 Prudential Tower Singapore 049712	United Kingdom

* Mr. Blundy is a Reporting Person and, as such, the information with respect to Mr. Blundy called for by the Schedule 13D is set forth therein.